UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 11, 2019

Valles US Treasuries ltd.
c/o Angel M. Valles, CEO
112 East Fairmont Drive
Tempe, Arizona 85282

Re: Valles US Treasuries ltd.
Registration Statement on Form 10-12G
Filed May 9, 2019
File No. 000-56053

Dear Mr. Valles:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, and the rules and regulations under those Acts regarding the registration requirements for an open-end investment fund. For this reason, we will not perform a detailed examination of the registration statement and will not issue any comments.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We request that you withdraw this filing at this time.

If you have any questions about this letter, please contact me at (202) 551-6405.

Sincerely,

/s/ Samantha A. Brutlag

Samantha A. Brutlag
Senior Counsel

cc: Keith OConnell